May 21, 2010

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Scripps Networks Interactive

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File No. 001-34004

Dear Mr. Spirgel,

This letter is in response to your letter dated May 5, 2010 regarding the SEC’s review of our Form 10-K filed on March 1, 2010. Included below are your individual comments and the Company’s responses, including, as necessary, proposed revisions to disclosures that we expect to make in future filings.

We have attempted to provide a clear and complete response to each comment. We also acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our responses or would like to discuss any of the matters further, please contact me at (513) 824-3242.

Sincerely,

/s/ Chad M. Boydston
Chad M. Boydston
Senior Vice President and Controller

Form 10-K for the year ended December 31, 2009

Part III Information Incorporated by Reference to Definitive Proxy Statement

General

1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In consultation with the Compensation Committee of the Board of Directors, members of management from the company’s Human Resources, Legal and Risk Management groups assessed whether the company’s compensation policies and practices encourage excessive or inappropriate risk taking by our employees, including employees other than our named executive officers. This assessment included a review of the risk characteristics of our business, our internal controls and related risk management programs, and the design of our incentive plans and policies.

Management reported its findings to the Compensation Committee, and after review and discussion, the Compensation Committee concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our business. Although a significant portion of our executive compensation program is performance-based, the Compensation Committee has focused on aligning our compensation policies with the long-term interests of our shareholders and avoiding rewards that could create unnecessary risks to the company.

Specifically, our executive compensation program promotes disciplined progress towards the long-term objectives of the Company by utilizing a balanced mixed of performance goals and metrics (i.e. earnings per share, segment profit, company-wide and divisional goal, share price) that also correlate to the long-term increase in shareholder value. Additionally, our long-term incentives are granted annually and generally vest over a period of three years so executives always have unvested awards that could decrease significantly in value if our business is not managed for the long term. Our Compensation Committee also retains the discretion to adjust compensation based on the quality of company and individual performance and adherence to our ethics and compliance programs, among other things.

Compensation Discussion and Analysis, page 11

2.	We note from your disclosure on page 19 that you engaged Hewitt Associates in 2009 to provide executive compensation consulting services, including updates on best practices and market trends in executive and director compensation, recommendations regarding executive and director compensation and independent review of compensation proposals by senior management. In future filings, please include disclosure in your CD&A describing any material role played by a compensation consultant in determining or recommending the compensation programs, elements or amounts applicable to your NEOs in your most recent fiscal year.

In future filings, we will include disclosure in our CD&A describing the material roles played by a compensation consultant in determining or recommending the compensation programs, elements or amounts applicable to our NEOs.